UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                      (Amendment No.      13     )*

                         SEARS, ROEBUCK AND CO.

                            (Name of Issuer)

                              COMMON STOCK

                     (Title of Class of Securities)

                               812387 10 8
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  812387 10 8
                                   13G

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A.       THE SAVINGS AND PROFIT SHARING FUND OF SEARS EMPLOYEES
                  36-6032195
         B. THE NORTHERN TRUST COMPANY OF NEW YORK AS TRUSTEE OF THE SAVINGS AND PROFIT
                  SHARING FUND OF SEARS EMPLOYEES

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         A.       NA
         B.       NA

3     SEC USE ONLY
         A.
         B.

4     CITIZENSHIP OR PLACE OF ORGANIZATION
         A.       ILLINOIS
         B.       NEW YORK

5     SOLE VOTING POWER
         A.       SEE EXHIBIT A
         B.       SEE EXHIBIT A

6     SHARED VOTING POWER
         A.       SEE EXHIBIT A
         B.       SEE EXHIBIT A

7     SOLE DISPOSITIVE POWER
         A.       SEE EXHIBIT A
         B.       SEE EXHIBIT A

8     SHARED DISPOSITIVE POWER
         A.       SEE EXHIBIT A
         B.       SEE EXHIBIT A

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         A.       SEE EXHIBIT A
         B.       SEE EXHIBIT A

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         A.
         B.

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         A.       7.9
         B.       7.9

12    TYPE OF REPORTING PERSON*
         A.       EP
         B.       BK, OO

Item 1            (a)   Name of Issuer:
                        Sears, Roebuck and Co.

                  (b)   Address of Issuer's Principal Executive Offices:
                        Sears Tower
                        Chicago, IL  60684

Item 2            (a)   Name of Person Filing:
                        1)    The Savings and Profit Sharing Fund of Sears
                              Employees
                        2)    The Northern Trust Company of New York as
                              Trustee for the Savings and Profit Sharing
                              Fund of Sears Employees

                  (b)   Address of Principal Business Offices:
                        1)    Sears Tower, 51st Floor
                              Chicago, IL  60684
                        2)    80 Broad Street
                              New York, NY 10004

                  (c)   Citizenship of Place of Organization:
                        1)    Illinois
                        2)    New York

                  (d)   Title of Class of Securities:
                        Common Stock

                  (e)   CUSIP Number
                        812387 10 8

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or Dealer registered under Section 15 of
                        the Act

            (b)   (x)   Bank as defined in section 3(a)(6) of the Act
                              (The Northern Trust Company of New York)

            (c)   ( )   Insurance Company as defined in section 3(a)(19)
                        of the Act

            (d)   ( )   Investment Company registered under section 8 of
                        the Investment Company Act

            (e)   ( )   Investment Adviser registered under section 203
                        of the Investment Advisers Act of 1940

            (f)   (x)   Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or
                        Endowment Fund:  see Section 240.13d-
                        1(b)(1)(ii)(F) (The Savings and Profit Sharing
                        Fund of Sears Employees)

            (g)   ( )   Parent Holding Company, in accordance with
                        Section 240.13d-1(b)(ii)(G)  (Note:  See item 7)

            (h)   ( )   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H)


Item 4            Ownership

            (a)   Amount Beneficially Owned:  27,904,378 shares**

            (b)   Percent of Class:  7.9%

            (c)   Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote**
                  (ii)  shared power to dispose or to direct the vote**
                  (iii) sole power to dispose or to direct the
                        disposition of**
                  (iv) shared power to dispose or to direct the disposition of**

Item 5            Ownership of Five Percent or less of a Class.

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company**

Item 8            Identification and Classification of Members of the
                  Group.

                  Not Applicable

Item 9            Notice of Dissolution of Group

                  Not Applicable

Item 10           Certification




**See Exhibit A

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                Signature



      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1995


THE SAVINGS AND PROFIT SHARING
FUND OF SEARS EMPLOYEES



By       /s/ Barry H. Pike
      Barry H. Pike
      Plan Administrator




THE NORTHERN TRUST COMPANY OF NEW YORK, AS TRUSTEE
FOR THE SAVINGS AND PROFIT SHARING FUND
OF SEARS EMPLOYEES




By       /s/ Philip W. Ollman
      Philip W. Ollman
      Vice President

                                EXHIBIT A

      On January 1, 1995, The Northern Trust Company of New York became the Trustee of The Savings and Profit Sharing Fund of Sears Employees. Prior to that time, three individuals served as Trustees of the Fund.

      Members of the Fund are entitled to give instructions to the Trustee with respect to the voting of the Sears shares credited to their accounts in the Fund. The shares credited to the account of those members who forward voting instructions are voted in accordance with their instructions. If at least 50% of the shares are voted by the, members, the shares for which voting instructions have not been received from members, by the date specified by the Trustee, are voted in the same proportions as all Company Shares of that class held under the Plan with respect to which directions are received by the Trustee from members of the Fund. If less than 50% of the shares are voted by Fund members, the Trustee will vote the shares for which no instructions were received.

      The Investment Committee of the Fund has appointed Sears
Investment Management Co. ("SIMCO") a wholly owned subsidiary of Sears and a registered investment adviser under the Investment Advisers Act of 1940, as investment manager. As investment manager, SIMCO possesses investment management powers and serves at the pleasure of the Investment Committee.

      The filing of this Schedule 13G shall not be construed as an admission that the Fund or the Trustee of the Fund, are for the purposes of Sections 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this
Schedule 13G.

                                EXHIBIT B


The Savings and Profit Sharing Fund of Sears Employees, and The Northern Thust Company of New York as Trustee of The Savings and Profit Sharing Fund of Sears Employees agree that the Schedule 13G to which this exhibit is attached is filed on behalf of each of them.



                  THE SAVINGS AND PROFIT SHARING FUND OF
                  SEARS EMPLOYEES

                  By    /s/ Barry H. Pike
                        Barry H. Pike
                        Plan Administrator


                  THE NORTHERN TRUST COMPANY OF NEW YORK, AS
                  TRUSTEE FOR THE SAVINGS AND PROFIT SHARING
                  FUND OF SEARS EMPLOYEES


                  By      /s/ Philip W. Ollman
                        Philip W. Ollman
                        Vice President